2/19/03

SO 2/25/03

RECD S.E.C.
FEB 19 2003
503

SECURITI [barcode] SSION

03001579

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38652

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.T.A.P. FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 WEST MAIN ST.
(No. and Street)

LEESBURG	FL	34748
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL B. BELTON 407-786-2056
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRG&G, LLP
(Name – *if individual, state last, first, middle name*)

1836 Woodward Street	Orlando	FL	32803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT E. HEWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.T.A.P. FINANCIAL SERVICES, INC., as of 31 DECEMBER, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

MICHAEL B. BELTON
MY COMMISSION # CC 899286
EXPIRES: January 18, 2004
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Page

Independent Auditors' Report 1

Financial Statements

Statements of Financial Condition 3

Statements of Operations 4

Statements of Changes in Stockholders' Equity 5

Statements of Cash Flows 6

Notes to Financial Statements 7

Supplemental Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 10

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 12

KRG&

Certified Public Accountants
1836 Woodward Street
Orlando, FL 32803-4295
(407) 896-4931
(407) 894-2094 FAX

Independent Auditors' Report

Board of Directors and Stockholders
A.T.A.P. Financial Services, Inc.
Leesburg, Florida

We have audited the accompanying statements of financial condition of A.T.A.P. Financial Services, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.T.A.P. Financial Services, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statement, taken as a whole. The information contained in the supplemental schedule, "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission", is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KRG&G

February 7, 2003

A.T.A.P. Financial Services, Inc.

Statements of Financial Condition

Assets

	December 31, 2002	December 31, 2001
Current Assets		
Cash and cash equivalents	$7,294	$7,203
Commissions receivable	246	482
Total Current Assets	7,540	7,685
	$7,540	$7,685

Liabilities and Stockholders' Equity

	2002	2001
Current Liabilities		
Commissions payable	$246	$482
Total Current Liabilities	246	482
Stockholders' Equity		
Common stock - no stated par value - authorized 60 shares, issued and outstanding 30 shares	500	500
Retained earnings	6,794	6,703
	7,294	7,203
	$7,540	$7,685

See notes to financial statements

A.T.A.P. Financial Services, Inc.

Statements of Operations

	Years Ended December 31, 2002	Years Ended December 31, 2001
Revenues		
Commissions income	$47,024	$48,649
Interest income	54	74
Dividend income	37	198
	47,115	48,921
Expenses		
Commission expense	43,386	43,698
Accounting	2,975	3,525
Taxes and licenses	603	1,264
Professional Fees	60	162
	47,024	48,649
Net Income	$91	$272

See notes to financial statements

A.T.A.P. Financial Services, Inc.

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2002 and 2001

	Common Stock	Retained Earnings	Total
Balance at December 31, 2000	500	16,206	16,706
Net Income for Year	-	272	272
Distributions to Shareholders	-	(9,775)	(9,775)
Balance at December 31, 2001	500	6,703	7,203
Net Income for Year	-	91	91
Balance at December 31, 2002	$500	$6,794	$7,294

See notes to financial statements

A.T.A.P. Financial Services, Inc.

Statements of Cash Flows

	Years Ended December 31, 2002	2001
Cash Flows From Operating Activities		
Cash received from commissions	$47,260	$49,451
Cash paid to suppliers and broker	(47,260)	(47,451)
Interest received	54	74
Dividend received	37	198
Net Cash Provided By Operating Activities	91	2,272
Cash Flows From Investing Activities	-	-
Cash Flows From Financing Activities		
Cash paid as stockholder distributions	0	(9,775)
Net Cash Used In Financing Activities	0	(9,775)
Net (Decrease) Increase in Cash and Cash Equivalents	91	(7,503)
Cash and Cash Equivalents at Beginning of Year	7,203	14,706
Cash and Cash Equivalents at End of Year	$7,294	$7,203
Reconciliation of Net Income to Net Cash Provided By Operating Activities		
Net income	$91	$272
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in:		
Commissions receivable	236	802
Due from Shareholders	0	2,000
Increase (decrease) in:		
Commissions payable	(236)	(802)
Net Cash Provided By Operating Activities	$91	$2,272

See notes to financial statements

A.T.A.P. Financial Services, Inc.

Notes to Financial Statements

December 31, 2002 and 2001

Note A - Organization and Significant Accounting Policies

Organization - A.T.A.P. Financial Services, Inc. (the "Company") is a Florida corporation. The Company is registered with the Securities and Exchange Commission as a broker/dealer which sells mutual funds, variable annuities, and other portfolio interests to customers throughout the United States.

Reserve Requirement Under Rule 15c3-3 - The Company will not clear transactions or carry customer accounts and will, therefore, be exempt under paragraph (K)(2)(A) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Company is not required to establish a segregated cash account for the exclusive benefit of customers.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition - The Company recognizes revenues when earned and expenses when incurred.

Commissions Receivable - The Company considers commissions receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible they will be charged to operations when those determinations are made.

Income Taxes - The Company, with consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A.T.A.P. Financial Services, Inc.

Notes to Financial Statements - Continued

December 31, 2002 and 2001

Note B - Related Party Transactions

The Company had transactions in the ordinary course of business with stockholders/ officers. Commission income and expense resulting from stockholders/officers transactions were as follows:

	Year Ended 2002	Year Ended 2001
Commission income	$13,341	$13,783
Commission expense	43,386	43,698

Additionally, commissions payable to stockholders/officers were $246 and $482 at December 31, 2002 and 2001 respectively.

During 2001, the company paid stockholder distributions of $9,775.

A.T.A.P. Financial Services, Inc. shares office space, employees, and supplies with an affiliated company and did not reimburse the affiliate for these expenses during the years ended December 31, 2002 and 2001.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $7,227 and $7,136, which was $2,227 and $2,136 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1, at December 31, 2002 and 2001.

A.T.A.P. Financial Services, Inc.

Notes to Financial Statements - Continued

December 31, 2002 and 2001

Note D – Major Provider

Commissions received from two providers during the year ended December 31, 2002 totaled approximately $42,300 and $4,700. During the prior year, sales to these two providers totaled approximately $30,000 and 18,000, respectively.

Note E – Material Inadequacies

No material inadequacies were found to exist at or since the date of the previous audit, therefore none are disclosed.

Supplemental Information

A.T.A.P. Financial Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

	December 31, 2002	December 31, 2001
Net Capital		
Total stockholders' equity	$7,294	$7,203
Deduct stockholders' equity not allowable for net capital	0	0
	7,294	7,203
Total stockholders' equity qualified for net capital		
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0	0
B. Other deductions or allowable credits-deferred income taxes payable	0	0
Total capital and allowable subordinated liabilities	7,294	7,203
Deductions and/or charges:		
Nonallowable assets	0	0
Haircuts	67	67
Net Capital	$7,227	$7,136
Reconciliation with Company's Computation		
Net capital as reported in the Company's Part II (unaudited) focus report	$7,227	$7,141
Audit Adjustments		
Adjustment to cash account	$0	($5)
Net Capital Per Above	$7,227	$7,136
Aggregate Indebtedness	$0	$0

See notes to financial statements

A.T.A.P. Financial Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission - Continued

	December 31, 2002	December 31, 2001
Computation of Basic Net Capital Requirement		
Minimum net capital required	$5,000	$5,000
Excess of net capital at 1500%	$2,227	$2,136
Excess of capital at 1000%	$2,227	$2,136
Ratio: Aggregate indebtedness to net capital	0	0

See notes to financial statements

KRG&

Certified Public Accountants
1836 Woodward Street
Orlando, FL 32803-4295
(407) 896-4931
(407) 894-2094 FAX

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors and Stockholders
A.T.A.P. Financial Services, Inc.
Leesburg, Florida

In planning and performing our audit of the financial statements of A.T.A.P. Financial Services, Inc. for the years ended December 31, 2002 and 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

KRG & G

February 7, 2003

A.T.A.P. Financial Services, Inc.

Leesburg, Florida

Financial Statements
and Supplemental Information

Years Ended December 31, 2002 and 2001